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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)   *

ARBINET – THEXCHANGE, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
03875P100
(Cusip Number)
General Counsel Greywolf Capital Management LP 4 Manhattanville Road, Suite 201 Purchase, New York 10577 (914) 249-7800
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
January 15, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 18 Pages

Exhibit Index Found on Page 17

13D

CUSIP No. 03875P100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Partners II LP
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,244,723 Shares, which is 4.8% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 409,071
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 409,071
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 409,071
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 18 Pages

13D

CUSIP No. 03875P100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Overseas Master Fund
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,244,723 Shares, which is 4.8% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 835,652
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 835,652
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 835,652
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 3 of 18 Pages

13D

CUSIP No. 03875P100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GCP II SPV I
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,244,723 Shares, which is 4.8% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 4 of 18 Pages

13D

CUSIP No. 03875P100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GCOF SPV I
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,244,723 Shares, which is 4.8% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 5 of 18 Pages

13D

CUSIP No. 03875P100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Advisors LLC
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,244,723 Shares, which is 4.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 409,071
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 409,071
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 409,071
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 6 of 18 Pages

13D

CUSIP No. 03875P100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Management LP
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,244,723 Shares, which is 4.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,244,723
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,244,723
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,244,723
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN, IA

Page 7 of 18 Pages

13D

CUSIP No. 03875P100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf GP LLC
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,244,723 Shares, which is 4.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,244,723
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,244,723
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,244,723
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 8 of 18 Pages

13D

CUSIP No. 03875P100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Savitz
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,244,723 Shares, which is 4.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,244,723
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,244,723
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,244,723
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 9 of 18 Pages

This Amendment No. 2 to Schedule 13D amends the Schedule 13D initially filed on July 16, 2007 (together with all prior and current amendments thereto, this “Schedule 13D”).

Item 2. Identity And Background

Item 2 is amended and restated in its entirety as follows:

(a)          This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

(i)	Greywolf Capital Partners II LP, a Delaware limited partnership (“Greywolf Capital II”), with respect to the Shares held by it;

(ii)	Greywolf Capital Overseas Master Fund, a Cayman Islands exempted company (“Greywolf Master Overseas”), with respect to the Shares held by it;

(iii)	GCP II SPV I, a Cayman Islands exempted company, with respect to the Shares held by it;

(iv)	GCOF SPV I, a Cayman Islands exempted company, with respect to the Shares held by it;

(v)	Greywolf Advisors LLC, a Delaware limited liability company and the general partner (the “General Partner”) of Greywolf Capital II, with respect to the Shares held by Greywolf Capital II;

(vi)

Greywolf Capital Management LP, a Delaware limited partnership and the investment manager (the “Investment Manager”) of Greywolf Capital II, Greywolf Master Overseas, GCP II SPV I and GCOF SPV I, with respect to the Shares held by such entities;

(vii)

Greywolf GP LLC, a Delaware limited liability company and the general partner of the Investment Manager (the “Investment Manager General Partner”), with respect to the Shares held by Greywolf Capital II, Greywolf Master Overseas, GCP II SPV I and GCOF SPV I; and

(viii)

Jonathan Savitz, a United States citizen (“Savitz”) and the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner, with respect to the Shares held by Greywolf Capital II, Greywolf Master Overseas, GCP II SPV I and GCOF SPV I.

Greywolf Capital II, Greywolf Master Overseas, GCP II SPV I and GCOF SPV I are together referred to herein as the “Greywolf Funds.”

Page 10 of 18 Pages

(b)          The address of the principal business office of (i) all of the Reporting Persons other than Greywolf Master Overseas, GCP II SPV I and GCOF SPV I is 4 Manhattanville Road, Suite 201, Purchase, New York 10577, and (ii) Greywolf Master Overseas, GCP II SPV I and GCOF SPV I is Queensgate House, South Church Street, P.O. Box 1234, George Town, Grand Cayman.

(c)          The principal business of each of Greywolf Capital II and Greywolf Master Overseas is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of each of GCP II SPV I and GCOF SPV I is to hold and sell over time any assets transferred to it. The principal business of the General Partner is to act as the general partner of Greywolf Capital II. The principal business of the Investment Manager is that of an investment adviser. The principal business of the Investment Manager General Partner is to act as the general partner of the Investment Manager. The principal business of Savitz is serving as the senior managing member of the General Partner, the sole managing member of the Investment Manager General Partner and the chief executive officer and chief investment officer of certain other funds managed by the Investment Manager.

(d)          None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of each of the Reporting Persons is set forth above.

Item 5. Interest In Securities Of The Issuer

Item 5 is amended and restated in its entirety as follows:

(a)	The Greywolf Funds

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each of the Greywolf Funds is incorporated herein by reference for each such entity. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 25,962,305 Shares outstanding as of November 1, 2008 as reported by the Company in its Quarterly Report on Form 10-Q for the period ended September 30, 2008 filed with the Securities and Exchange Commission on November 10, 2008.

(c)

The trade dates, number of Shares purchased or sold and the price per Share (including commissions) for all purchases and sales of the Shares by the Greywolf Funds since the filing of the prior Schedule 13D are set forth

Page 11 of 18 Pages

on Schedules A-B hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

(d)

The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Greywolf Capital II reported herein. The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Greywolf Funds reported herein. The Investment Manager General Partner is the general partner of the Investment Manager. Savitz is the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner.

(e)	As of January 15, 2009, none of the Greywolf Funds is the beneficial owner of more than five percent of the class of securities.

(b)	The General Partner, the Investment Manager and the Investment Manager General Partner

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each of the General Partner, the Investment Manager and the Investment Manager General Partner is incorporated herein by reference.

(c)	None.

(d)

The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Greywolf Capital II reported herein. The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Greywolf Funds reported herein. The Investment Manager General Partner is the general partner of the Investment Manager. Savitz is the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner.

(e)

As of January 15, 2009, none of the General Partner, the Investment Manager and the Investment Manager General Partner may be deemed the beneficial owner of more than five percent of the class of securities.

(c)	Savitz

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for Savitz is incorporated herein by reference.

(c)	None.

Page 12 of 18 Pages

(d)

The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Greywolf Capital II reported herein. The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Greywolf Funds reported herein. The Investment Manager General Partner is the general partner of the Investment Manager. Savitz is the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner.

(e)	As of January 15, 2009, Savitz may no longer be deemed the beneficial owner of more than five percent of the class of securities.

The Shares reported hereby for each of the Greywolf Funds is owned directly by such Greywolf Fund. The General Partner, as general partner to Greywolf Capital II, may be deemed to be the beneficial owner of all such Shares owned by Greywolf Capital II. The Investment Manager, as investment manager to the Greywolf Funds, may be deemed to be the beneficial owner of all such Shares owned by the Greywolf Funds. The Investment Manager General Partner, as general partner of the Investment Manager, may be deemed to be the beneficial owner of all such Shares owned by the Greywolf Funds. Savitz, as the senior managing member of the General Partner and as the sole managing member of the Investment Manager General Partner, may be deemed to be the beneficial owner of all such Shares owned by the Greywolf Funds. Each of the General Partner, the Investment Manager, the Investment Manager General Partner and Savitz hereby disclaims any beneficial ownership of any such Shares.

Item 7. Materials To Be Filed As Exhibits

There is filed herewith as Exhibit 3 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

Page 13 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2009

/s/ Jonathan Savitz

GREYWOLF ADVISORS LLC,

On its own behalf

And as the General Partner of

GREYWOLF CAPITAL PARTNERS II LP

By Jonathan Savitz,

Senior Managing Member

/s/ Jonathan Savitz

GREYWOLF GP LLC

By Jonathan Savitz,

Managing Member

/s/ Jonathan Savitz

GREYWOLF CAPITAL MANAGEMENT LP,

On its own behalf

And as Investment Manager to

GREYWOLF CAPITAL OVERSEAS MASTER FUND,

GCP II SPV I and

GCOF SPV I

By Jonathan Savitz,

Managing Member of its General Partner

/s/ Jonathan Savitz

Jonathan Savitz

Page 14 of 18 Pages

SCHEDULE A

GCP II SPV I

TRADE DATE	NO. OF SHARES SOLD	PRICE PER SHARE ($)

01/15/2009	49,505	1.53

Page 15 of 18 Pages

SCHEDULE B

GCOF SPV I

TRADE DATE	NO. OF SHARES SOLD	PRICE PER SHARE ($)

01/15/2009	255,611	1.53

Page 16 of 18 Pages

EXHIBIT INDEX

EXHIBIT 3	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Page 17 of 18 Pages

EXHIBIT 3

to

SCHEDULE 13D

JOINT ACQUISITION STATEMENT

PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: January 22, 2009

/s/ Jonathan Savitz

GREYWOLF ADVISORS LLC,

On its own behalf

And as the General Partner of

GREYWOLF CAPITAL PARTNERS II LP

By Jonathan Savitz,

Senior Managing Member

/s/ Jonathan Savitz

GREYWOLF GP LLC

By Jonathan Savitz,

Managing Member

/s/ Jonathan Savitz

GREYWOLF CAPITAL MANAGEMENT LP,

On its own behalf

And as Investment Manager to

GREYWOLF CAPITAL OVERSEAS MASTER FUND,

GCP II SPV I and

GCOF SPV I

By Jonathan Savitz,

Managing Member of its General Partner

/s/ Jonathan Savitz

Jonathan Savitz

Page 18 of 18 Pages